November 14, 2018

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

       Re: Valeritas Holdings, Inc.
           Amendment No. 4 Registration Statement on Form S-1
           Filed November 14, 2018
           File No. 333-226958

Dear Mr. Timberlake:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-1 filed November 14, 2018

Prospectus cover page

1. You disclose that "[e]ach share of [y]our common stock is being sold together with a
       Series A warrant and a Series B warrant to purchase 27,777,777 shares of [y]our common stock." If each warrant will be exercisable for one share of common stock, please revise throughout your prospectus to clarify; otherwise, given your current disclosure, please advise how you will have sufficient shares of authorized common stock to issue upon exercise of the offered warrants.
 John E. Timberlake
Valeritas Holdings, Inc.
November 14, 2018
Page 2
2. From your disclosure that the securities are separable and also that that the securities are issued separately, it is unclear whether you are issuing a security that is separable. Please revise to clarify.
        Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any questions.



                                                              Sincerely,
FirstName LastNameJohn E. Timberlake
                                                              Division of
Corporation Finance
Comapany NameValeritas Holdings, Inc.
                                                              Office of
Electronics and Machinery
November 14, 2018 Page 2
cc:       Emilio Ragosa, Esq.
FirstName LastName